U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person 1

   Krott                            Frederick              P.
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   (Last)                           (First)             (Middle)

                              3755 Winterville Road
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                                    (Street)

  Richland                            PA                  17087
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     January 2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                           2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                         Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 Year)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                         2,624(1)          D
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Common Stock                                                                           291(2)          I      Spouse
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Common Stock                                                                           453(3)          I      Custodian
                                                                                                              for Son
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Common Stock                                                                           341(4)          I      Custodian
                                                                                                              for Daughter
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                                                 Page 1 of 3
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                               (Over)
                                                                                                      SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
                                                             (6)
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Stock Option        $22.45   1/2/02   A    V    1,042        1/2/2004 1/2/2012 Common    1,042            1,042      D
(Right to Buy)                                  (5)                            Stock                      (7)
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                                                             Page 2 of 3


Explanation of Responses:


/s/ Frederick P. Krott                                          2/8/02
---------------------------------------------            --------------------
      **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                FORM 4 FOOTNOTES

Name of Reporting Person:  Frederick P. Krott

Name of Issuer:            National Penn Bancshares, Inc.

Period Covered:            January 2002

Footnotes:

(1) Includes 75 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(2) Includes 8 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(3) Includes 13 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(4) Includes 9 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(5) Reflects adjustment on account of 3% stock dividend paid by the Company on December 27, 2001.

(6) Under certain circumstances, the exercise date may be accelerated, but not to a date before 7/2/02, except in the case of death or disability.

(7) Additional options held with various exercise prices or expiration dates. Total options held, after adjustment for 3% stock dividend paid by the Company on December 27, 2001, are 2,015.

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